                                1,000,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                   ---------


    All of the shares of common stock, $.001 par value per share (the "Common Stock") offered hereby are being sold by Perclose, Inc. ("Perclose" or the "Company"). The Company's Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PERC." On November 19, 1997, the last reported sale price for the Company's Common Stock was $21.75 per share. See "Price Range of Common Stock and Dividend Policy."


                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVED A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" APPEARING ON PAGES 6 TO 13.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                       UNDERWRITING
                                                      DISCOUNTS AND          PROCEEDS TO
                               PRICE TO PUBLIC         COMMISSIONS            COMPANY(1)
Per Share..................         $21.00                $1.26                 $19.74
Total(2)...................      $21,000,000            $1,260,000           $19,740,000


(1) Before deducting expenses of the offering estimated at $350,000 payable by the Company.


(2) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $24,150,000, $1,449,000, and $22,701,000, respectively. See "Underwriting."


                                 --------------


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland on or about November 25, 1997.


                                 --------------

BT ALEX. BROWN                                                PIPER JAFFRAY INC.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed with the Commission pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated by reference:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

    (2) The description of the Company's capital stock, including Preferred Share Purchase Rights, which is contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on January 28, 1997.

    (3) The Company's Proxy Statement for its 1997 annual meeting of stockholders filed pursuant to Section 14 of the Exchange Act on June 12, 1997.

    (4) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997 filed pursuant to Section 13 of the Exchange Act on August 14, 1997.


    (5) The Company's Current Report on Form 8-K filed pursuant to Section 13 of the Exchange Act on November 20, 1997.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the date of filing such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person made to the Company's offices, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCORPORATED BY REFERENCE HEREIN. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    Perclose designs, develops, manufactures and markets minimally invasive medical devices that automate the delivery of needles and sutures for the surgical closure of arterial access sites in coronary catheterization procedures. The Company is also developing devices for the connection of blood vessels in conventional and minimally invasive coronary artery bypass graft ("CABG") procedures. The Company's first products, the Prostar and Techstar products, are a family of devices that surgically close arterial access sites after catheterization procedures such as angioplasty, stenting, atherectomy and angiography, termed percutaneous vascular surgery ("PVS"). The Prostar and Techstar PVS products are designed to provide routine, definitive closure that replicates results previously obtainable only through open surgery, without the associated risks and costs. Randomized clinical trials of the Prostar and Techstar products have demonstrated significant clinical and economic advantages over conventional compression methods of arterial access site closure. These advantages include achieving rapid hemostasis (the cessation of bleeding), reducing nursing time required to monitor patients, allowing earlier patient ambulation and discharge, enabling more efficient use of the catheterization laboratory, reducing overall treatment costs and improving patient comfort. In addition, for certain high risk patients, such as those who have experienced a heart attack, the Company's products allow continuation of aggressive anticoagulation, thrombolytic or anti-restenosis drug therapy without increasing the risk of bleeding complications at the arterial access site.

    The Company commenced international shipments of its first Prostar and Techstar products in December 1994 and July 1995, respectively. In April 1997, the Company received FDA Premarket Approval ("PMA") for commercial sale in the United States of the initial Prostar products. In November 1997, the Company received PMA supplement approval for commercial sale in the United States of its initial Techstar and Techstar XL products. In June 1997, the Company submitted to the FDA a PMA supplement seeking approval for commercial sale in the United States of certain Prostar Plus and Prostar XL products.

    Industry estimates in 1997 indicate that therapeutic and diagnostic coronary catheterizations represent approximately 3.5 million procedures annually worldwide, including approximately 2.1 million in the United States. Of the 3.5 million total procedures, approximately 675,000 are therapeutic procedures, of which approximately 425,000 occur in the United States. Of the remaining approximately 2.9 million diagnostic procedures, approximately 1.7 million occur in the United States.

    The Company is also developing the Heartflo anastomosis system to allow cardiac surgeons to automate the rapid placement of sutures in blood vessels during CABG surgery. The success of a CABG procedure is largely determined by the quality of the anastomosis (attachment), which dictates the long-term patency, or blood flow, through the vein graft to the coronary arteries. While cardiac surgeons have developed effective surgical techniques to perform hand-sewn anastomoses of coronary blood vessels in conventional CABG surgeries, the recent emergence of minimally invasive CABG procedures introduces additional challenges for performing hand-sewn anastomoses during such procedures. Since the opening to the chest cavity created by ports or mini-thoracotomies used in minimally invasive CABG procedures is small, accessing and suturing the bypass graft to the coronary artery is more difficult, may take longer to perform and may not achieve the same therapeutic results as in conventional open chest CABG surgery. The Heartflo system is being designed to replicate an ideal suture pattern in a rapid and automated fashion while still allowing the surgeon ultimate control over the tensioning and tying of the sutures to complete attachment of the bypass graft. The Heartflo system is being designed for use with conventional, open chest CABG procedures and the newer, minimally invasive, beating heart and stopped heart procedures. The Heartflo system is currently undergoing preclinical testing. Industry estimates in 1997 indicate that there are approximately 540,000 CABG procedures performed annually worldwide, with 320,000 of those occurring in the United States.

    The Company's objectives are to become the leader in the design, development and commercialization of suture-based closure devices, to establish percutaneous vascular surgery using the Company's products as the standard of care for post-catheterization arterial access site management and to commercialize new devices based on the Company's core technology that improve clinical outcomes and reduce costs. Key elements of the Company's strategy include demonstrating the clinical and cost advantages of its products over conventional closure methods, extending the Company's technology platform and expanding the markets for its existing products. The Company also plans to develop additional versions of its products for new and emerging catheterization procedures, including procedures involving large diameter catheter devices where arterial access site closure can be particularly difficult.

                                  THE OFFERING

Common Stock offered hereby.......  1,000,000 shares

Common Stock to be outstanding
  after the offering..............  10,627,497 shares(1)

Use of proceeds...................  For funding of product development, capital expenditures, working capital, leasehold improvements
                                    and general corporate purposes

Nasdaq National Market symbol.....  PERC

                         SUMMARY FINANCIAL INFORMATION

                                                                                              SIX MONTHS ENDED
                                                               YEARS ENDED MARCH 31,           SEPTEMBER 30,
                                                          --------------------------------  --------------------
                                                            1995       1996        1997       1996       1997
                                                          ---------  ---------  ----------  ---------  ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net revenues..........................................  $     178  $   2,457  $    4,456  $   2,535  $   2,380
  Costs and expenses:
    Cost of goods sold, including manufacturing start-up
      costs.............................................      2,149      4,772       4,703      2,223      3,249
    Research and development............................      3,066      3,059       4,745      2,395      2,525
    Marketing, general and administrative...............      2,155      3,486       6,301      2,496      5,581
                                                          ---------  ---------  ----------  ---------  ---------
  Loss from operations..................................     (7,192)    (8,860)    (11,293)    (4,579)    (8,975)
  Interest and other income, net........................        199        776       1,636        890        613
                                                          ---------  ---------  ----------  ---------  ---------
    Net loss............................................  $  (6,993) $  (8,084) $   (9,657) $  (3,689) $  (8,362)
                                                          ---------  ---------  ----------  ---------  ---------
                                                          ---------  ---------  ----------  ---------  ---------
  Net loss per share....................................             $   (1.34) $    (1.01) $   (0.39) $   (0.87)
  Shares used in computing net loss per share...........                 6,025       9,517      9,498      9,598
  Pro forma net loss per share..........................  $   (1.04)
  Shares used in computing pro forma net loss
    per share...........................................      6,717


                                                                                           SEPTEMBER 30, 1997
                                                                                       --------------------------
                                                                                         ACTUAL    AS ADJUSTED(2)
                                                                                       ----------  --------------
                                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments..................................  $   17,983    $   37,373
  Total assets.......................................................................      24,643        44,033
  Long-term debt and capital lease obligations, less current portion.................      --            --
  Accumulated deficit................................................................     (36,328)      (36,328)
  Total stockholders' equity.........................................................      21,746        41,136


---------

(1) Excludes 1,390,773 shares of Common Stock subject to outstanding options granted pursuant to the Company's stock option plans as of September 30, 1997 at a weighted average exercise price of $15.44 per share.


(2) Adjusted to give effect to the estimated net proceeds of this offering based upon the public offering price of $21.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. STATEMENTS INCLUDED IN THIS PROSPECTUS THAT ARE NOT HISTORICAL OR CURRENT FACTS ARE "FORWARD-LOOKING STATEMENTS" MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES," "ESTIMATES," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS DISCUSSED BELOW AND, IN PARTICULAR, THE STATEMENTS RELATING TO THE COMPANY'S DEPENDENCE ON THE PROSTAR AND TECHSTAR PRODUCTS, UNCERTAINTY OF MARKET ACCEPTANCE, HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES, FLUCTUATIONS IN OPERATING RESULTS, GOVERNMENT REGULATION, COMPETITION, LIMITED MANUFACTURING EXPERIENCE, UNCERTAINTY RELATING TO NEW PRODUCT DEVELOPMENT, LIMITED SALES AND MARKETING EXPERIENCE, RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY AND UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT.

    DEPENDENCE UPON PROSTAR AND TECHSTAR PRODUCTS. The Prostar and Techstar products for percutaneous closure of arterial access sites following catheterization procedures are currently the Company's only product families. The Prostar 9F and 11F products and Techstar 6F and Techstar XL 6F products have received FDA PMA approval for commerical sale in the United States. The Prostar and Techstar products have also been approved for sale in certain international markets by the appropriate regulatory authorities. The Company has submitted PMA supplements to the FDA for the Prostar Plus 8F and 10F and Prostar XL 8F products; however, such products have not yet been approved as safe and effective under applicable FDA regulatory guidelines. There can be no assurance that these products will prove to be safe and effective under applicable regulatory guidelines. In addition, clinical trial data may identify significant technical or other obstacles to be overcome prior to obtaining necessary U.S. regulatory approvals for the Prostar Plus and Prostar XL products or U.S. and international reimbursement approvals. If the Company is unable to commercialize the Prostar and Techstar products successfully in the United States, the Company's business, financial condition and results of operations will be materially and adversely affected. In addition, there can be no assurance as to when or whether the Company will receive FDA clearance or approval for sale of other PVS products or any other products in the United States. There can be no assurance that the Company's development efforts will be successful or that any further PVS products or any other product developed by the Company will be safe or effective, capable of being manufactured in commercial quantities at acceptable costs, approved by appropriate regulatory and reimbursement authorities or successfully marketed. Furthermore, because the Prostar and Techstar products represent the Company's sole near-term product focus, the Company could be materially and adversely affected if these products are not successfully commercialized and if future generation products are not successfully developed, do not receive regulatory approvals and are not successfully commercialized. See "Business -- Products and Technology."

    UNCERTAINTY OF MARKET ACCEPTANCE. The Company's Prostar and Techstar products represent a new method of closing arterial access sites and there can be no assurance that these products will gain any significant degree of market acceptance among physicians, patients and health care payors, even if necessary international and U.S. regulatory and reimbursement approvals are obtained. The Company believes that recommendations and endorsements by physicians will be essential for market acceptance of the Prostar and Techstar products, and there can be no assurance that any such recommendations or endorsements will be obtained. Physicians will not use the Prostar and Techstar products unless they determine, based on clinical data and other factors, that these products are an attractive alternative to other means of closing arterial access sites and that the clinical benefits to the patient and cost savings achieved through use of these products outweigh the cost of the products. Such determinations will depend, in part, on the ability of the Company's products to reduce the time to ambulation and the length of hospital stays associated with coronary catheterization procedures. Acceptance among physicians will also depend upon the Company's ability to train interventional cardiologists and other potential users of the Company's products in percutaneous vascular surgery closure techniques, which such physicians typically have not performed, and the willingness of such users to learn these new techniques. Failure of the Company's products to achieve significant market acceptance will have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Clinical and Regulatory Status," " -- Marketing and Distribution" and " -- Third-Party Reimbursement."

    HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES. The Company has a limited history of operations. Since its inception in March 1992, the Company has been primarily engaged in research and development of its percutaneous arterial access site closure products. The Company has generated limited revenues from international sales in certain markets, which sales commenced in December 1994. Since May 1997, the Company has generated limited revenues from domestic sales. The Company has experienced significant operating losses since inception and, as of September 30, 1997, had an accumulated deficit of $36.3 million. The development and commercialization of the Company's current products and other new products, if any, will require substantial research and development, clinical, regulatory, manufacturing and other expenditures. The Company's net loss for the six months ended September 30, 1997 increased to $8.4 million from $3.7 million in the six months ended September 30, 1996 primarily as a result of increased sales and marketing expenses associated with hiring sales personnel in preparation for introduction of the Prostar 9F and 11F products and the Techstar 6F and Techstar XL 6F products. The Company expects its operating losses to continue for at least the next three fiscal quarters as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of manufacturing, marketing and sales activities and research and development. There can be no assurance that the Company will achieve or sustain profitability. See "Business -- Clinical and Regulatory Status," " -- Third-Party Reimbursement," " -- Competition" and " -- Government Regulation."

    FLUCTUATIONS IN OPERATING RESULTS. The Company anticipates that its results of operations will fluctuate significantly from quarter to quarter and will depend upon numerous factors, including actions relating to regulatory and reimbursement matters, progress and results of clinical trials, the extent to which the Company's or its competitors' products gain market acceptance, introduction of alternative means for arterial access site closure and competitive developments. Due to the elective nature of many coronary catheterization procedures, patients may defer such procedures during the summer vacation season. As a result, the Company may experience seasonal fluctuations in its results of operations, particularly in the second fiscal quarter. Results of operations will also be affected by the timing of orders received from distributors, the extent to which the Company is able to expand its manufacturing capabilities and its international and domestic distribution networks and the ability of distributors to effectively promote the Company's products. In addition, depending upon the timing of new product introductions, competitive factors and warranty claims and product returns, the Company may need to make allowances for product obsolescence, excess inventory and warranty claims and product returns. While the Company is currently and will likely continue making such allowances, there can be no assurance that such allowances will be adequate to cover all costs associated with such items. See "Business -- Clinical and Regulatory Status," " -- Third-Party Reimbursement," " -- Marketing and Distribution," " -- Competition" and " -- Government Regulation."

    GOVERNMENT REGULATION. Clinical testing, manufacture, promotion and sale of the Company's products are subject to extensive regulation by numerous governmental authorities in the United States, principally the FDA, and corresponding foreign regulatory agencies. The Federal Food, Drug, and Cosmetic Act ("FDC Act"), and other federal and state statutes and regulations govern or influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and devices. Noncompliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal to authorize the marketing of new products or to allow the Company to enter into government supply contracts, and criminal prosecution.

    The Company's Prostar and Techstar PVS products are regulated as Class III medical devices for which FDA approval of a PMA application must be obtained prior to U.S. commercial sales. A PMA application must be supported by extensive information, including preclinical and clinical trial data. The PMA process is expensive, lengthy and uncertain, and a number of products for which PMA applications have been submitted have never been approved for marketing. In April 1997, the Company received PMA approval for commercial sale in the United States of its Prostar 9F and 11F products. In November 1997, the Company received PMA approval for commercial sale in the United States of its Techstar 6F and Techstar XL 6F products. In June 1997, the Company submitted to the FDA a PMA supplement for the Prostar Plus 8F and 10F and Prostar XL 8F products for sale in the United States. There can be no assurance that the Company will be able to obtain further PMA application or PMA supplement approvals to market its products, or any other products, on a timely basis, if at all, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.


    In August 1997, a competitor of the Company petitioned the FDA for review of the PMA approval granted to the Prostar 9F and 11F products. The petition was filed pursuant to a provision of the FDC Act permitting any interested party to initiate a process by which the FDA may review an approval order and may issue an order affirming, reversing or modifying the approval. To the Company's knowledge, the FDA has conducted a review pursuant to this provision only twice since the enactment of the Medical Device Amendments of 1976. The Company responded to the petition by submitting comments in September 1997 arguing that the FDA should deny it. No assurance can be given that the FDA will not conduct a review of the PMA approval granted to the Prostar 9F and 11F products, nor can assurance be given that the FDA will not, after such review, issue an order reversing or unfavorably modifying the original PMA approval. Any such action by the FDA would have a material adverse effect on the Company.



    Sales of medical devices outside of the United States are subject to international regulatory requirements that vary from country to country. The time required to obtain approval for sale internationally may be longer or shorter than that required for FDA approval, and the requirements may differ. The Company has obtained the certifications necessary to enable the CE mark to be affixed to the Company's Prostar and Techstar products for commercial sales in member countries of the European Union. The Company has not obtained all other such international certifications and there can be no assurance it will be able to do so in a timely manner. The Company has received regulatory approval to market the Prostar, Prostar Plus, Techstar and Techstar XL products in Japan. The Company, through its Japanese distributor, intends to commence clinical trials in Japan that will form the basis of an application for reimbursement approvals in the Japanese health care system. There can be no assurance Japanese reimbursement approvals will be obtained in a timely manner or at all. Many other countries in which the Company currently operates or intends to operate either do not currently regulate medical devices or have minimal registration requirements; however, these countries may develop more extensive regulations in the future that could affect the Company's ability to market its products. In addition, significant costs and requests for additional information may be encountered by the Company in its efforts to obtain and maintain regulatory approvals. Any such events could substantially delay or preclude the Company from marketing its products in the United States or internationally.


    Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. In addition, to obtain such approvals, the FDA and certain foreign regulatory authorities impose numerous other requirements with which medical device manufacturers must comply. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following the initial marketing. The Company will be required to adhere to the FDA's Quality System Regulation ("QS Reg.") and similar regulations in other countries, which include testing, control, documentation and other quality assurance procedures. Ongoing compliance with the QS Reg. and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA and the California Department of Health

Services ("CDHS"), and by comparable agencies in other countries. Failure to comply with applicable regulatory requirements, including marketing products for unapproved uses, could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the FDA to grant approvals or clearances, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products. Certain material changes to medical devices also are subject to FDA review and clearance or approval. See "Business -- Clinical and Regulatory Status" and " -- Government Regulation."

    COMPETITION AND RISK OF TECHNOLOGICAL OBSOLESCENCE. Competition in the emerging market for arterial access site closure devices is intense and expected to increase. The Company believes its principal competition will come from conventional compression devices and collagen plug closure devices. Conventional compression products are marketed by several companies that supply C-clamp closure devices. C.R. Bard, Inc. ("C.R. Bard") markets the Femostop compression arch device. Datascope Corp. ("Datascope") and Kensey Nash Corporation ("Kensey Nash") have received PMA approval from the FDA for products that use collagen plugs to achieve hemostasis. American Home Products Corporation ("American Home Products") has exclusive worldwide distribution rights to the Kensey Nash device. Most of the Company's competitors have significantly greater name recognition, experience, financial, technical, research, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are technologically superior, more effective or commercially attractive than any that are being developed by the Company, or that such competitors will not succeed in obtaining regulatory approval, introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the medical device market is generally characterized by rapid and significant technological change and frequent emergence of new technologies, products and procedures. Accordingly, the Company's success will also depend in part on its ability to respond quickly to medical and technological changes. See " -- Fluctuations in Operating Results" and "Business -- Competition."

    LIMITED MANUFACTURING EXPERIENCE AND SCALE-UP RISK. The Company has only limited experience in manufacturing the Prostar and Techstar products. The Company currently manufactures in limited quantities the Prostar and Techstar products for U.S. clinical trials, limited domestic commercial sales, international clinical trials and limited international commercial sales. The Company does not have experience in manufacturing its products in commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, compliance with FDA regulations, and the need for further FDA approval of new manufacturing processes. Difficulties encountered by Perclose in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that future manufacturing difficulties, which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur. See "Business -- Manufacturing" and "-- Government Regulation."

    DEPENDENCE UPON KEY SUPPLIERS. Perclose purchases components used in its products from various suppliers and relies on single sources for several components. For certain of these components, there are relatively few alternative sources of supply. Establishing additional or replacement suppliers for any of the components used in the Company's products, if required, may not be accomplished quickly and could involve significant additional costs. Any supply interruption from vendors or failure of the Company to obtain alternative vendors, if required, for any of the components used to manufacture the Company's products would limit the Company's ability to manufacture its products and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

    UNCERTAINTY RELATING TO NEW PRODUCT DEVELOPMENT. The Company's strategy involves the design and development of new products designed to allow cardiac surgeons to automate the rapid placement of sutures in blood vessels during CABG surgery. The product development process is time-consuming and costly, and there can be no assurance that product development will be successfully completed, that necessary regulatory clearances or approvals will be granted by the FDA on a timely basis, or at all, or that the potential products will achieve market acceptance. Failure by the Company to develop, obtain necessary regulatory clearances or approvals for, or successfully market potential new products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Research and Development."

    DEPENDENCE UPON INTERNATIONAL OPERATIONS AND SALES. Prior to 1997, all of the Company's product sales were derived from export sales to international distributors, none of which are affiliated with the Company. The Company markets and sells its products outside the United States through a network of international distributors, and the Company's international sales are largely dependent on the marketing efforts of, and sales by, these distributors. Sales through distributors are subject to several risks, including the risk of financial instability of distributors, the risk of manufacturing and quality control problems with contract manufacturers and the risk that distributors will not effectively promote the Company's products. Loss or termination of distribution relationships could have a material adverse affect on the Company's international sales efforts and could result in the Company repurchasing unsold inventory from former distributors by virtue of local laws applicable to distribution relationships, provisions of distribution agreements or negotiated settlements entered into with such distributors. In addition, a number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing, coordinating communications among and managing international operations. Additionally, the Company's business, financial condition and results of operations may be adversely affected by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, constraints on its ability to maintain or increase prices, and competition. There can be no assurance that the Company will be able to successfully commercialize the Prostar or Techstar products or any future product in any international market. See "Business -- Marketing and Distribution."

    LIMITED SALES AND MARKETING EXPERIENCE. The Company has only limited experience marketing and selling the Prostar and Techstar products, and does not have experience marketing and selling its products in commercial quantities. The Company currently has a limited network of distributors that cover certain European and Pacific Rim countries. In 1997, the Company established a direct sales force in the United States. Establishing marketing and sales capability sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to obtain, train and retain direct sales personnel or that future sales efforts of the Company will be successful. See "Business -- Marketing and Distribution."

    RELIANCE ON PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY. The Company's ability to compete effectively will depend in part on its ability to develop and maintain proprietary aspects of its technology. There can be no assurance that the Company's issued patents, any patents that may be issued as a result of the Company's U.S. or international patent applications, or the patent under which the Company has license rights, will offer any degree of protection. There can be no assurance that any patents that may be issued or licensed to the Company or any of the Company's patent applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets.

    The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others.

    Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

    In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company, is to be kept confidential and not disclosed to third parties, expect in specific circumstances. The agreements generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company; however, certain of the Company's agreements with consultants, who typically are employed on a full-time basis by academic institutions or hospitals, do not contain assignment of invention provisions. There can be no assurance that proprietary information or confidentiality agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. See "Business -- Patents and Proprietary Rights."

    UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT. In the United States, health care providers, such as hospitals and physicians that purchase medical devices such as the Company's products, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of therapeutic and diagnostic catheterization procedures. Reimbursement for catheterization procedures performed using devices that have received FDA approval has generally been available in the United States. The Company anticipates that in a prospective payment system, such as the disease related group ("DRG") system utilized by Medicare, and in many managed care systems used by private health care payors, the cost of the Company's products will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for the Company's products. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors, particularly to the extent any such changes affect reimbursement for therapeutic or diagnostic catheterization procedures in which the Company's products are used. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on the Company's business, financial condition and results of operations.

    In international markets, market acceptance of the Company's products may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. However, in general, hospitals using the Company's products do not receive specific, cost-based, direct reimbursement for the use of Perclose PVS products. Reimbursement and health care payment systems in international markets vary significantly by country. Failure of the Company to receive international reimbursement approvals could have an adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought. See "Business -- Third-Party Reimbursement."

    RISK OF INADEQUATE FUNDING. The Company plans to continue to expend substantial funds for clinical trials in support of regulatory and reimbursement approvals, expansion of sales and marketing activities, research and development, and establishment of commercial-scale manufacturing capabilities. The Company may be required to expend extra funds if unforeseen difficulties arise in the course of expansion of manufacturing and marketing activities, clinical trials of products, obtaining necessary regulatory and reimbursement approvals or in other aspects of the Company's business. Although the Company believes that its current cash balances (including the net proceeds from this offering) and cash generated from the future sale of products will be sufficient to meet the Company's operating and capital requirements through fiscal 1999, there can be no assurance that the Company will not require additional financing within this time frame. The Company's future liquidity and capital requirements will depend upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance, and competitive developments. Any additional required financing may not be available on satisfactory terms, if at all. Future equity financings may result in dilution to the holders of the Company's Common Stock. See "Use of Proceeds"

    PRODUCT LIABILITY AND RECALL RISK; LIMITED INSURANCE COVERAGE. The manufacture and sale of medical products entail significant risk of product liability claims or product recalls. There can be no assurance that the Company's existing insurance coverage limits are adequate to protect the Company from any liabilities it might incur in connection with the clinical trials or sales of its products. In addition, the Company may require increased product liability coverage as its products are commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage, or a recall of the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Product Liability and Insurance."

    DEPENDENCE UPON KEY PERSONNEL. The Company is dependent upon a number of key management and technical personnel. The loss of the services of one or more key employees would have a material adverse effect on the Company. The Company's success will depend on its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, many of whom are often subject to competing employment offers, and there can be no assurance that the Company will be able to attract and retain such personnel. Furthermore, the Company relies on the services of several medical and scientific consultants, all of whom are employed on a full-time basis by hospitals or academic or research institutions. Such consultants are therefore not available to devote their full time or attention to the Company's affairs. See "Business -- Employees" and "Management."

    BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS. The Company expects that the proceeds of this offering will be used to fund capital expenditures relating to expanding manfacturing capacity, leasehold improvements to facilities, expansion of product development activities, working capital needs and for general corporate purposes. The Company is not currently able to estimate precisely the allocation of the proceeds among such uses, and the timing and amount of expenditures will vary depending upon numerous factors. The Company's management will have broad discretion to allocate the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

    POSSIBLE VOLATILITY OF STOCK PRICE. The stock market has recently and from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

    EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock without any vote or further action by the stockholders, provide for a classified board of directors, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company.

    SHAREHOLDER RIGHTS PLAN; ISSUANCE OF PREFERRED STOCK. The Board of Directors of the Company adopted a Shareholder Rights Plan in January 1997 (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one Preferred Stock Purchase Right per share of Common Stock (the "Rights") and each such Right has an exercise price of $100.00 per one-thousandth of a Preferred Share (total exercise price of $100,000 per whole share). The Rights become exercisable upon the occurrence of certain events, including the announcement of a tender offer or exchange offer for the Company's Common Stock or the acquisition of a specified percentage of the Company's Common Stock by a third party. The exercise of the Rights could have the effect of delaying, deferring or preventing a change in control of the Company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Board of Directors has the authority to issue up to 30,000 shares of Series A Participating Preferred Stock and has determined the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon such shares. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company.


    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of their purchased shares of Common Stock (approximately $17.13 per share, at the offering price of $21.00 per share). Investors may also experience additional dilution as a result of the exercise of outstanding stock options.


    NO DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying such dividends for the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

                                  THE COMPANY

    Perclose was incorporated in California in March 1992 and reincorporated in Delaware in October 1995. Unless the context otherwise requires, references in this Prospectus to "Perclose" and the "Company" refer to Perclose, Inc., a Delaware corporation, and where applicable, its California predecessor. The Company's principal executive offices are located at 199 Jefferson Drive, Menlo Park, California 94025. Its telephone number is (650) 473-3100.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered hereby are estimated to be $19,390,000 ($22,351,000 if the over-allotment option is exercised in full) after deducting the underwriting discounts and the estimated expenses of the offering.


    The Company expects to use a majority of the net proceeds to fund capital expenditures relating to expanding manufacturing capacity, leasehold improvements to facilities, expansion of product development activities, working capital needs and general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, the costs and timing of expansion of marketing, sales, manufacturing and product development activities, the extent to which the Company's products gain market acceptance and competition. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


    Since November 8, 1995, the Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "PERC". The following table sets forth, for each quarterly period indicated, the high and low closing sales price for the Common Stock as reported by the Nasdaq National Market.



                                                                                  HIGH        LOW
                                                                                --------    -------
FISCAL YEAR ENDED MARCH 31, 1996
  Third Quarter (beginning November 8, 1995)................................... $19 1/8     $12 3/4
  Fourth Quarter...............................................................  26 1/4      15
FISCAL YEAR ENDED MARCH 31, 1997
  First Quarter................................................................  24 3/4      20 1/2
  Second Quarter...............................................................  23 1/4      13
  Third Quarter................................................................  24 1/4      16
  Fourth Quarter...............................................................  28 1/2      19
FISCAL YEAR ENDING MARCH 31, 1998
  First Quarter................................................................  27 1/4      20
  Second Quarter...............................................................  27 3/8      20 3/4
  Third Quarter (through November 19, 1997)....................................  26 13/16    21 3/4


    The Company has not paid any cash dividends since its inception and does not anticipate paying any dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to reflect the sale by the Company of 1,000,000 shares of Common Stock offered hereby (after deducting estimated underwriting discounts and commissions and offering expenses) and the application of the net proceeds therefrom:



                                                                                            SEPTEMBER 30, 1997
                                                                                         ------------------------
                                                                                           ACTUAL    AS ADJUSTED
                                                                                         ----------  ------------
                                                                                              (IN THOUSANDS)
Stockholders' equity:
  Preferred Stock: $.001 par value, 5,000,000 shares authorized, actual and as
    adjusted; none issued and outstanding, actual and as adjusted......................  $   --       $   --
  Common Stock: $.001 par value, 30,000,000 shares authorized, 9,627,497 shares issued
    and outstanding actual, 10,627,497 shares issued and outstanding, as adjusted(1)...          10           11
  Additional paid-in capital...........................................................      58,798       78,187
  Accumulated deficit..................................................................     (36,328)     (36,328)
  Deferred compensation................................................................        (734)        (734)
                                                                                         ----------  ------------
    Total stockholders' equity.........................................................  $   21,746   $   41,136
                                                                                         ----------  ------------
                                                                                         ----------  ------------


---------

(1) Excludes 1,390,773 shares of Common Stock subject to outstanding options granted pursuant to the Company's stock option plans as of September 30, 1997 at a weighted average exercise price of $15.44 per share.

                            SELECTED FINANCIAL DATA

    The statements of operations data presented below for the period from inception (March 24, 1992) through March 31, 1993 and for each of the four years in the period ended March 31, 1997 and with respect to the balance sheet data as of March 31, 1993, 1994, 1995, 1996 and 1997 is derived from financial statements of the Company not included herein that have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the six-month periods ended September 30, 1996 and 1997 and with respect to the balance sheet data as of September 30, 1997 is derived from unaudited financial statements not included herein and include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for those periods and financial position at that date. The results for the six months ended September 30, 1997 are not necessarily indicative of the results for any future period. The Company has not paid any cash dividends on its Common Stock or Preferred Stock. The selected financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto not included in this Prospectus.

                                                                                                                SIX MONTHS ENDED
                                                  INCEPTION TO              YEARS ENDED MARCH 31,                SEPTEMBER 30,
                                                    MARCH 31,     ------------------------------------------  --------------------
                                                      1993          1994       1995       1996       1997       1996       1997
                                                 ---------------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Net revenues.................................     $  --         $  --      $     178  $   2,457  $   4,456  $   2,535  $   2,380
  Operating expenses:
    Cost of goods sold, including manufacturing
      start-up costs...........................        --               136      2,149      4,772      4,703      2,223      3,249
    Research and development...................           411         1,595      3,066      3,059      4,745      2,395      2,525
    Marketing, general and administrative......           204           945      2,155      3,486      6,301      2,496      5,581
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses...................           615         2,676      7,370     11,317     15,749      7,114     11,355
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
  Loss from operations.........................          (615)       (2,676)    (7,192)    (8,860)   (11,293)    (4,579)    (8,975)
  Interest and other income....................            18            66        258        941      1,753        954        705
  Interest expense.............................            (9)          (14)       (59)      (165)      (117)       (64)       (92)
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
  Loss before income taxes.....................           606        (2,624)    (6,993)    (8,084)    (9,657)    (3,689)    (8,362)
  Provision for income taxes...................             1        --         --         --         --         --         --
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
    Net loss...................................     $    (607)    $  (2,624) $  (6,993) $  (8,084) $  (9,657) $  (3,689) $  (8,362)
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
                                                       ------     ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share...........................                                         $   (1.34) $   (1.01) $   (0.39) $   (0.87)
  Shares used in computing net loss per
    share......................................                                             6,025      9,517      9,498      9,598
  Pro forma net loss per share.................                              $   (1.04)
  Shares used in computing pro forma net loss
    per share..................................                                  6,717

                                                                            MARCH 31,
                                                      -----------------------------------------------------  SEPTEMBER 30,
                                                        1993       1994       1995       1996       1997          1997
                                                      ---------  ---------  ---------  ---------  ---------  --------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments.....................................  $   1,441  $   5,540  $   8,127  $  37,857  $  27,673    $   17,983
  Total assets......................................      1,613      6,386     10,949     40,916     32,514        24,643
  Long-term debt and capital lease obligations, less
    current portion.................................     --            174        593        511        128        --
  Accumulated deficit...............................       (608)    (3,232)   (10,225)   (18,437)   (28,044)      (36,328)
  Total stockholders' equity........................      1,507      5,725      9,041     38,500     29,382        21,746

                                    BUSINESS

THE COMPANY

    Perclose designs, develops, manufactures and markets minimally invasive medical devices that automate the delivery of needles and sutures for the surgical closure of arterial access sites in coronary catheterization procedures. The Company is also developing devices for the connection of blood vessels in conventional and minimally invasive coronary artery bypass graft ("CABG") procedures. The Company's first products, the Prostar and Techstar products, are a family of devices that surgically close arterial access sites after catheterization procedures such as angioplasty, stenting, atherectomy and angiography, termed percutaneous vascular surgery ("PVS"). The Prostar and Techstar PVS products are designed to provide routine, definitive closure that replicates results previously obtainable only through open surgery, without the associated risks and costs. Randomized clinical trials of the Prostar and Techstar products have demonstrated significant clinical and economic advantages over conventional compression methods of arterial access site closure. These advantages include achieving rapid hemostasis (the cessation of bleeding), reducing nursing time required to monitor patients, allowing earlier patient ambulation and discharge, enabling more efficient use of the catheterization laboratory, reducing overall treatment costs and improving patient comfort. In addition, for certain high risk patients, such as those who have experienced a heart attack, the Company's products allow continuation of aggressive anticoagulation, thrombolytic or anti-restenosis drug therapy without increasing the risk of bleeding complications at the arterial access site.

    The Company commenced international shipments of its first Prostar and Techstar products in December 1994 and July 1995, respectively. In April 1997, the Company received FDA Premarket Approval ("PMA") for commercial sale in the United States of the initial Prostar products. In November 1997, the Company received PMA supplement approval for commercial sale in the United States of its initial Techstar and Techstar XL products. In June 1997, the Company submitted to the FDA a PMA supplement seeking approval for commercial sale in the United States of certain Prostar Plus and Prostar XL products.

    Industry estimates in 1997 indicate that therapeutic and diagnostic coronary catheterizations represent approximately 3.5 million procedures annually worldwide, including approximately 2.1 million in the United States. Of the 3.5 million total procedures, approximately 675,000 are therapeutic procedures, of which approximately 425,000 occur in the United States. Of the remaining approximately 2.9 million diagnostic procedures, approximately 1.7 million occur in the United States.

    The Company is also developing the Heartflo anastomosis system to allow cardiac surgeons to automate the rapid placement of sutures in blood vessels during CABG surgery. The success of a CABG procedure is largely determined by the quality of the anastomosis (attachment), which dictates the long-term patency, or blood flow, through the vein graft to the coronary arteries. While cardiac surgeons have developed effective surgical techniques to perform hand-sewn anastomoses of coronary blood vessels in conventional CABG surgeries, the recent emergence of minimally invasive CABG procedures introduces additional challenges for performing hand-sewn anastomoses during such procedures. Since the opening to the chest cavity created by ports or mini-thoracotomies used in minimally invasive CABG procedures is small, accessing and suturing the bypass graft to the coronary artery is more difficult, may take longer to perform and may not achieve the same therapeutic results as in conventional open chest CABG surgery. The Heartflo system is being designed to replicate an ideal suture pattern in a rapid and automated fashion while still allowing the surgeon ultimate control over the tensioning and tying of the sutures to complete attachment of the bypass graft. The Heartflo system is being designed for use with conventional, open chest CABG procedures and the newer, minimally invasive, beating heart and stopped heart procedures. The Heartflo system is currently undergoing preclinical testing. Industry estimates in 1997 indicate that there are approximately 540,000 CABG procedures performed annually worldwide, with 320,000 of those occurring in the United States.

    The Company's objectives are to become the leader in the design, development and commercialization of suture-based closure devices, to establish percutaneous vascular surgery using the Company's products as the standard of care for post-catheterization arterial access site management and to commercialize new devices based on the Company's core technology that improve clinical outcomes and reduce costs. Key elements of the Company's strategy include demonstrating the clinical and cost advantages of its products over conventional closure methods, extending the Company's technology platform and expanding the markets for its existing products. The Company also plans to develop additional versions of its products for new and emerging catheterization procedures, including procedures involving large diameter catheter devices where arterial access site closure can be particularly difficult.

INDUSTRY OVERVIEW

    THERAPEUTIC INTERVENTIONAL CARDIOLOGY MARKET

    CORONARY ARTERY DISEASE. More than 6 million people in the United States have been diagnosed with coronary artery disease, which is a formation of atherosclerotic plaque that causes blood flow restrictions, or blockages, within the coronary arteries. These blockages can occur anywhere within the complex network of arteries that provide blood to the heart muscle. If left untreated, coronary artery disease can cause severe chest pain and lead to heart attacks. The principal means of treating coronary artery disease if diet, exercise or drug therapy fail to achieve therapeutic results include CABG, a highly invasive open surgical procedure, and percutaneous transluminal coronary angioplasty ("balloon angioplasty") as well as other percutaneous catheter-based procedures including stenting and atherectomy. Prior to the late 1970's, CABG was the only alternative for treating coronary artery disease that failed to respond to non-invasive therapy. Since its clinical introduction in 1978, balloon angioplasty, either alone or in conjunction with stents, has emerged as the principal less invasive alternative to CABG. Industry estimates in 1997 indicate that there are approximately 540,000 CABG procedures performed annually worldwide, with 320,000 of those occurring in the United States. Industry sources estimate that there are approximately 675,000 balloon angioplasty, stenting and atherectomy procedures performed annually worldwide, including approximately 425,000 such procedures in the United States. In addition, minimally invasive forms of CABG have been recently introduced and continue to be developed. These procedures attempt to reduce the invasiveness of CABG by minimizing the size of the incisions required.

    BALLOON ANGIOPLASTY AND STENTING PROCEDURE. At the beginning of a balloon angioplasty procedure, the physician initiates anticoagulation drug therapy to prevent formation of blood clots which can cause arterial blockages. Anticoagulation therapy is typically continued throughout the procedure. A local anesthetic is administered and a small incision is made in the groin area to gain access to the femoral artery, which is punctured to create an access site for catheterization devices. The cardiologist inserts an introducer sheath into the femoral artery and places a guiding catheter through the introducer sheath to create a path from outside the patient to the arteries of the heart. The cardiologist advances a small guidewire through the inside of the guiding catheter, into the coronary artery and across the site of the blockage. A balloon catheter is delivered over the guidewire through the inside of the guiding catheter into the artery and across the site of the blockage. The balloon is inflated to compress the blockage against the walls of the artery, thereby enlarging the diameter of the arterial lumen and increasing blood flow to the heart muscle. During this procedure, anticoagulation drug therapy is ordinarily used to prevent clot formation in the coronary arteries. At the conclusion of the procedure, the cardiologist decides if the benefits of continued anticoagulation therapy outweigh the increased risk of bleeding at the femoral artery access site. This decision influences the level of post-procedure nursing observation and the length of the hospital stay, which is typically one to three days.

    Other catheter-based therapeutic coronary procedures include stenting and atherectomy. Stents are implantable, metal, tube shaped devices delivered on a balloon catheter and permanently deployed at a blockage site to maintain increased lumen diameter by mechanically supporting the artery. Stenting procedures have been reported to reduce the risk of abrupt coronary artery closure, thereby creating the possibility for outpatient stenting due to a reduced need to keep patients under post-procedure nursing observation. The current potential for outpatient stenting is, however, limited by the inability to achieve predictable, sustained hemostasis of the arterial access site. Atherectomy encompasses several types of devices that are designed to remove atherosclerotic plaque that blocks blood flow in the arteries.

    DIAGNOSTIC ANGIOGRAPHY AND OTHER PERCUTANEOUS VASCULAR PROCEDURES

    Patients believed to have coronary artery disease typically undergo diagnostic angiography to determine the extent and location of their arterial blockages. Angiography is a procedure in which radiopaque dye visible under x-ray is delivered through a catheter directly into the coronary arteries, allowing real-time visualization with an x-ray imaging system. Like therapeutic angioplasty, angiography is also performed using a catheter placed into the vascular system through a puncture in the femoral artery. Industry estimates in 1997 indicate that angiography is performed annually on approximately 2.9 million patients worldwide including approximately 1.7 million patients in the United States. Angiography procedures represent a significant market opportunity for arterial closure devices because under conventional treatment protocols, many of these patients are kept under nursing observation for several hours following the procedure primarily to confirm achievement of hemostasis.

    Many other catheterization procedures rely on percutaneous access to the vascular system through a puncture in the femoral artery. These procedures include peripheral vascular therapeutic and diagnostic procedures, of which approximately 1.0 million and 1.3 million, respectively, are performed annually worldwide. These procedures may represent a significant market opportunity for arterial closure devices because under conventional treatment protocols, many of these patients are kept under nursing observation following the procedure primarily to confirm achievement of hemostasis. Therefore, the availability of reliable arterial access site closure devices could facilitate early discharge of these patients. Percutaneous vascular surgery devices could also be used to close femoral artery access sites in interventional neuroradiology catheterization procedures, electrophysiology procedures to map and ablate cardiac arrhythmias and intra-aortic balloon pump procedures. In addition, emerging percutaneous catheterization procedures and other new interventional procedures, including catheter-based vascular grafts, cardiopulmonary support procedures and percutaneous treatment of abdominal aortic aneurysms, may also represent new market opportunities for larger versions of the Company's PVS products.

ARTERIAL ACCESS SITE MANAGEMENT

    Following catheter-based coronary procedures such as balloon angioplasty, stenting, atherectomy or angiography, the physician or nursing staff must close the arterial access site. With procedures relying on conventional compression closure techniques, anticoagulation therapy (which is used in all interventional cases) is discontinued for up to four hours prior to closure of the access site to allow the patient's clotting function to normalize. During this period, the introducer sheath is left in place and the patient must remain immobile in bed to prevent bleeding at the access site. Once the introducer sheath is removed, intense direct pressure is applied to the puncture site for a period of time ranging from 15 minutes to over one hour to facilitate formation of a blood clot in order to seal the arterial access site. This pressure is applied either manually or with a large C-clamp or other pressure device placed around the patient's leg. A dislodged clot can result in internal or external bleeding, which may necessitate transfusions or result in other vascular complications if not immediately controlled. Because any movement may dislodge the clot, the patient is required to remain immobile under close nursing observation in a coronary care unit for an additional four to 24 hours after the procedure, depending on the amount of anticoagulation drug therapy used and the type of procedure performed. Conventional closure methods may result in substantial costs, limit operating efficiencies and constrain the scheduling and usage of the catheterization laboratory by the number of beds and nursing staff in the coronary care unit.

    The arterial access site can be affected by other complications associated with conventional compression methods, including a hematoma in which a coagulated blood mass forms at the access site, a pseudoaneurysm in which blood continues to flow from the artery into the coagulated blood mass at the access site, femoral nerve damage from extended compression, and a vagal response characterized by a sharp drop in blood pressure. Patients often experience significant pain and discomfort during compression of the artery and in the period in which they are required to be immobile, and may require pain medication. Many patients report that the pain associated with compression of the artery and immobilization is the most uncomfortable and difficult aspect of the catheterization procedure.

    In addition to the anticoagulation therapy administered during routine coronary catheterization procedures, post-procedure anticoagulation or antiplatelet therapy is necessary in certain patients who are at an elevated risk of formation of a life-threatening blood clot in the coronary arteries. The Company believes that this group may represent up to 30% of therapeutic coronary catheterization patients and includes patients who have experienced a heart attack or undergone complicated balloon angioplasty characterized by dissection of the arterial wall during expansion of the balloon. For these patients, optimal treatment usually requires continued anticoagulation therapy to keep blood clots from forming, new drugs to reduce the risk of restenosis or thrombolytic drugs to dissolve existing clots. With conventional arterial access site closure therapies, the interventional cardiologist is faced with the choice of discontinuing anticoagulation therapy and closing the arterial access site using compression or continuing drug therapy and leaving the sheath in place overnight, which requires the patient to remain immobile and extends the hospital stay. The cardiologist must therefore manage the difficult balance of preventing clot formation in the coronary arteries while encouraging a clot formation to close the arterial access site. In high clinical need patients, conventional arterial access site management options may lead to a greater risk of heart attack, higher vascular complication rates, significant patient discomfort during clamping and immobilization, intensive nursing monitoring, extended hospitalization and increased costs of care.

PERCLOSE PVS SOLUTION

    The Company believes that its PVS products, which achieve rapid closure of arterial access sites following percutaneous catheterization procedures, overcome the clinical disadvantages of conventional closure methods and enable catheterization laboratories to achieve increased operating efficiencies and cost savings. The Company's PVS products enable the physician to suture arterial access sites percutaneously, providing a means of closure that has previously been possible only through open vascular surgery. Since the introduction of catheterization procedures, vascular surgery has been the definitive method used to close arterial access sites that do not respond to conventional compression therapy. Open surgery requires a long incision in the patient's groin area, involves a significant recovery period and increases overall treatment costs. While surgeons can close the arterial access site with one or two sutures, the invasive nature of open surgery makes it unsuitable for routine use in catheterization patients. Perclose PVS products are designed to provide routine, definitive closure that replicates, through a minimally invasive procedure, the results previously obtainable only through open surgery without the associated risks and costs. The products are designed to be easy to use, relying on standard techniques that are familiar to physicians performing these procedures.

    Perclose PVS products are used in the catheterization laboratory to close the arterial access site as the final step in the catheterization procedure. By achieving rapid hemostasis, PVS products reduce the need for the patient to remain immobile under close observation in the coronary care unit. This minimizes the patient's pain and discomfort and allows the patient to ambulate shortly after the catheterization procedure. Early ambulation of patients can also improve utilization of hospital resources. For example, in conventional practice, angiography is usually performed in the morning to permit same-day discharge following observation and confirmation of hemostasis. Earlier ambulation and discharge of these patients may contribute to more efficient usage of the of catheterization laboratory by allowing scheduling of diagnostic procedures throughout the day.

MINIMALLY INVASIVE CABG SURGERY PRODUCTS

    The Company's first application of its core technology and technical competency outside of the PVS area is the Heartflo anastomosis system for use in conventional, open chest CABG procedures and the newer minimally invasive beating heart and stopped heart procedures. The success of a CABG procedure is largely determined by the quality of the anastomosis (attachment), which dictates the long-term patency, or blood flow, through the vein graft to the coronary arteries. While effective surgical techniques enabling cardiac surgeons to perform hand-sewn anastomoses of coronary blood vessels in conventional

CABG surgeries exist, the recent emergence of minimally invasive CABG procedures introduces additional challenges for hand-sewn anastomoses during such procedures. Since the opening to the chest cavity created by ports or mini-thoracotomies used in minimally invasive CABG procedures is small, accessing and suturing the bypass graft to the coronary artery is more difficult, may take longer to perform and may not achieve the same therapeutic results as in conventional open chest CABG surgery.

    The Heartflo system is being designed to consistently replicate the ideal, hand-sewn pattern used by cardiac surgeons during a CABG procedure by automatically deploying needles and sutures in a precise pattern in both the bypass vein graft and the coronary artery while still allowing the cardiac surgeon to maintain control over the joining of the bypass grafts to the coronary artery. When using the Heartflo system, the surgeon would first deploy needles and sutures through the bypass graft vessel and then through the coronary artery. Once the sutures have been deployed by the system, the cardiac surgeon would then tie the two vessels together using standard surgical knots.

    The Company believes that by automating the placement of the sutures, the pattern and positioning of the sutures will be more precise, consistent and reliable, leading to more clinically efficacious attachments of vein grafts to coronary arteries (i.e. higher patency rates). In addition, the Company believes that by automating the suture placement process, the Heartflo system may reduce the time needed to perform an anastomosis, especially in minimally invasive CABG procedures. Finally, by allowing the cardiac surgeon to maintain control of the final suture tensioning and tying enables the surgeon to make clinical decisions based upon the anatomy, thickness and calcification of the vessels to be joined.

    Most of the recent product development announcements and introductions for minimally invasive CABG procedures have focused on improving access to the chest cavity by reducing the need to perform a medial sternotomy during the CABG procedure. One of the limitations of minimally invasive CABG is the inability to bypass all blockages of the arteries of the heart. During these less-invasive procedures, the surgeon has a difficult time rotating the heart to access to all coronary vessels and is often unable to reach the aorta in order to attach the proximal end of the graft. The Heartflo system is being designed to facilitate the attachment of bypass grafts for these more difficult attachments in the smaller working spaces used in minimally invasive CABG procedures. The Company believes that the Heartflo system will enable surgeons in the newer minimally invasive CABG procedures to obtain a quality of anastomosis similar to that obtained in conventional CABG procedures, whether surgeons perform these newer procedures through ports or mini-thoracotomies and whether on still or beating hearts. The Company believes that the availability of tools for improving the quality of the anastomosis for minimally invasive CABG procedures could encourage the adoption and enhance the long term effectiveness of these procedures.

    The Company plans to develop three types of anastomosis devices: a proximal device which would attach one end of the graft to the aorta, a distal end-to-side device which would attach the distal end of the graft to the coronary artery, and a distal side-to-side device that would attach the middle of the graft to a coronary artery.

BUSINESS STRATEGY

    The Company's objective is to be a leader in the development, manufacture and marketing of minimally invasive medical devices that automate the delivery of needles and sutures in cardiovascular surgical procedures. Key elements of the Company's strategy include:

    EMPHASIZE CLINICAL UTILITY AND COST-EFFECTIVENESS. In five randomized trials with over 2,000 patients enrolled, the Company has established that percutaneous vascular surgical repair of the arterial access site decreases time to hemostasis, ambulation and discharge and improves patient comfort. The Company uses data collected from clinical trials to demonstrate the clinical and cost advantages of its products to physicians, administrators and health care payors.

    APPLY FOCUSED MARKETING, SALES AND PHYSICIAN TRAINING. The Company's approved products are currently marketed to interventional cardiologists, radiologists and catheterization laboratory administrators. These products are currently marketed in the United States through a direct sales organization and internationally through distributors in Germany, France, Japan and other major countries, under regulatory approvals where required. The Company believes that the majority of interventional catheterization procedures in the United States are performed in high volume catheterization laboratories that can be served effectively by a relatively small, focused sales force. Perclose develops and maintains close working relationships with its customers to address their needs for products and services and to receive input regarding the Company's product development plans. The Company builds these relationships through focused physician training, which the Company believes will also be an important factor in encouraging cardiologists to use the Company's products. Perclose provides a standardized, in-the-field training course in the markets it enters.

    EXTEND THE TECHNOLOGY PLATFORM. The Company applies its core technology to other high value cardiovascular surgical areas in which remote and precise delivery of needles and sutures would improve clinical outcomes and reduce health care costs. Anastomosis of coronary blood vessels during CABG procedures represents the first application of the Company's core technology beyond arterial access site closure. The Company intends to develop new applications for its technology in other minimally invasive surgical procedures.

    EXPAND MARKETS FOR EXISTING PRODUCTS. The Company believes that several other minimally invasive catheterization procedures, both currently used and under development, will be candidates for application of its existing PVS products. The Company intends to expand its product marketing efforts into these new clinical applications, including electrophysiology, interventional neuroradiology and intra-aortic balloon pump procedures, where percutaneous surgical closure of arterial access sites can meet significant clinical needs and achieve cost reductions.

    MAINTAIN TECHNOLOGICAL LEADERSHIP. The Company continually evaluates new developments in percutaneous catheterization procedures and will seek to expand its product development efforts to address access site closure following these new procedures, including catheter-based vascular grafts, treatment of abdominal aortic aneurysms and cardiac pulmonary support procedures. Because the large diameter catheter devices required for these procedures make closure of the arterial access site difficult using conventional compression methods, open surgical procedures are ordinarily used to close the access sites. The Company believes that larger diameter versions of its current PVS products could be used to close the arterial access sites in these procedures, making it feasible to perform such procedures in a less invasive manner. The Company also focuses on improving the performance and ease of use and reducing the manufacturing costs of its PVS products.

PRODUCTS AND TECHNOLOGY

    The Company has introduced two PVS product families, the Techstar and Prostar. Techstar products are single-suture devices for suturing 6F and 7F arterial access sites(1). Prostar products provide two sutures for closing arterial access sites ranging in diameter from 7F to 11F. Products within each product family can have the added designation of Plus or XL. The Plus and XL designations signify the second and third generations, respectively, of the Techstar and Prostar product evolution. The Plus and XL enhancements reduce procedure time, increase ease of use and reduce manufacturing costs. The XL series, or third generation design of both the Techstar and Prostar devices, has reduced procedure time to less than five minutes, compared with over 10 minutes required for the first generation Prostar devices.

    PROSTAR PRODUCTS. The Prostar products are single-use, hand-held medical devices which consist of a four-needle, two-suture Prostar PVS device and a Perclose Knot Pusher. In addition, the 9F and 11F sizes

------------

(1) Interventional cardiology devices are measured in French sizes, abbreviated "F."

      One French size is equal to one-third of a millimeter in diameter
      (3F=1mm).

require a pre-dilator and a guidewire. Prostar products are currently marketed internationally in the 8F and 10F sizes and are marketed in the United States in the 9F and 11F sizes. Prostar products are used to close arterial access sites following balloon angioplasty, stenting and atherectomy procedures.

    At the end of the catheterization procedure, the introducer sheath used in the procedure is removed utilizing a standard over-the-wire exchange technique. Next, the flexible sheath of the PVS device is inserted in the artery over a guidewire (use of the first generation Prostar product requires pre-dilation prior to insertion of the sheath). The unique design of the device allows the physician to maintain hemostasis throughout the procedure. The device includes a marker port in the needle guide, proximal to the tips of the needles. Arterial blood flow into the marker port indicates that the device has been properly positioned with the needles and sutures inside the arterial lumen. Once positioned, the pull handle is drawn away from the patient, deploying the needles and sutures. As the needles advance toward the artery wall, they are guided by a ramp that precisely positions the needles around the arterial access site. The needles are captured in the barrel of the device which also positions the needles for removal. Two needles, each attached to the end of a single suture, will create one surgical stitch. The needles are removed from the device and detached from the sutures which are then tied in a standard surgical square knot. The device is removed and the knots are advanced to the arterial access site with the Perclose Knot Pusher. The knots can be further secured with additional throws, which are also advanced with the Knot Pusher.

    TECHSTAR PRODUCTS. Techstar products consist of a two-needle, single-suture Techstar PVS device and a Perclose Knot Pusher. Techstar products are currently marketed internationally in 6F, 7F and 6FS (short) sizes. The Techstar 6F product is suitable for closure of arterial access sites in therapeutic and diagnostic procedures having puncture sites dilated by 6F or smaller introducer sheaths while the 7F diameter product is suitable for closure of puncture sites dilated by 7F interventional and diagnostic introducer sheaths. The Techstar 6FS is shorter in length than the Techstar 6F and is suitable for use after peripheral diagnostic and interventional procedures for vascular disease of the lower legs.

CLINICAL AND REGULATORY STATUS

    In April 1997, the Company received PMA approval for commercial sale in the United States of its Prostar 9F and 11F products. In November 1997, the Company received PMA supplement approval for commercial sale in the United States of its Techstar 6F and Techstar XL 6F products. In June 1997, the Company submitted to the FDA a PMA supplement for the Prostar Plus 8F and 10F and Prostar XL 8F products for commercial sale in the United States.

    Perclose PVS products are currently being marketed internationally in Germany, France, Japan and other major countries under regulatory approvals where required. The Company obtained CE mark certification in 1996 which allows it to market its products in all member countries of the European Union and to ship its products to European Union countries directly from its United States manufacturing facility.

    The Company has received regulatory approval to market the Prostar and Techstar products in Japan and has commenced a clinical trial in Japan that will form the basis for an application for reimbursement approvals in the Japanese health care system. Getz Brothers Company Ltd., the Company's Japanese distributor, will be responsible for management of clinical trials, obtaining reimbursement approval for the Company's products and obtaining and holding regulatory approvals in Japan. There can be no assurance that such reimbursement approvals will be obtained in a timely manner or at all. See "Risk Factors -- Government Regulation."

MARKETING AND DISTRIBUTION

    The Company markets its PVS products in the United States through a direct sales organization. The Company believes that the majority of interventional catheterization procedures in the United States are performed in high volume catheterization laboratories, and that these institutions can be effectively served by a relatively small, focused sales force. The Company develops and maintains close working relationships with its customers to address their needs for products and services and to receive input regarding the Company's product development plans. The Company builds these relationships through focused physician training, which the Company believes will also be a key factor in encouraging physicians to use the Company's products. The Company provides a standardized, in-the-field training course in the markets it enters.

    The Company's international sales and marketing strategy for PVS products focuses on interventional cardiologists and radiologists through established distributors in major international markets, subject to required regulatory approvals. The Company generally operates under written distribution agreements with its distributors, although the Company does not have written agreements with certain distributors, typically those in smaller markets. Distributors with which the Company has distribution agreements generally have the exclusive right to sell the Company's products within a defined territory. These distributors also typically market other medical products, although the Company generally seeks to obtain covenants from its distributors prohibiting them from marketing medical devices that compete directly with the Company's products. The Company's distributors typically purchase the Company's products at a discount from the end user list price and resell the products to hospitals and clinics. Sales to international distributors are denominated in U.S. dollars, except to the Company's German and French distributors. The distributor and end-user price varies from country to country. The Company has seven employees directly involved with physician training and assisting distributors assigned to European and Asian territories.

    All of the Company's revenues through March 31, 1997 were derived from export sales to international distributors, primarily in Europe, none of which are affiliated with the Company. Sales to A.D. Krauth GmbH, Medicorp S.A. and Getz Brothers Company Ltd., the Company's German, French and Japanese distributors, respectively, accounted for approximately 59%, 15% and 15%, respectively, of net sales for the fiscal year ended March 31, 1997. For the six months ended September 30, 1997, sales to A.D. Krauth GmbH were 14% of net sales.

RESEARCH AND DEVELOPMENT

    The Company's research and development activities are performed by an internal research and development staff. The Company has a three-part strategy in research and development. First, the Company continues to enhance its existing PVS products to maintain its technological leadership in percutaneous vascular surgery. Second, the Company plans to apply its core technology to the closure of other arterial access sites including those for vascular grafts, treatment of abdominal aortic aneurysms and cardiac pulmonary support procedures. Third, the Company is applying its core technology to other high value surgical areas such as coronary anastomosis with its Heartflo system. Research and development expenses for fiscal 1995, 1996 and 1997 were $3.1 million, $3.1 million and $4.7 million respectively and were $2.5 million for the six-month period ending September 30, 1997.

MANUFACTURING

    The Company currently manufactures its PVS products in a Class 10,000 clean room facility in Menlo Park, California. The Company purchases components from various suppliers and relies on single sources for several parts. To date, the Company has not experienced any significant adverse affects resulting from shortages of components. Delays associated with any future part shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales in the United States and for international distributor orders, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have experience in manufacturing its products in large-scale commercial quantities. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and lack of qualified personnel. Difficulties encountered by the Company in manufacturing scale-up could have a material adverse effect on its business, financial condition and results of operations.

    The Company is also required to register as a medical device manufacturer with the FDA and to list its products with the FDA. As such, the Company is subject to inspections by the FDA for compliance with the FDA's good manufacturing practices ("GMP") and other applicable regulations. In addition, in connection with international sales, the Company is required to comply with GMP requirements and ISO 9001 standards. These standards require that the Company maintain processes and documentation in a prescribed manner with respect to manufacturing, testing and quality control activities. Failure to either attain or maintain compliance with the applicable regulatory requirements or standards of various regulatory agencies would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Manufacturing Experience and Scale-Up Risk."

COMPETITION

    Competition in the emerging market for arterial access site closure devices is intense and is expected to continue to increase. The Company believes its principal competition will come from conventional manual compression devices, mechanical compression devices and collagen plug closure devices. Conventional compression products are marketed by several companies that supply C-clamp closure devices. C.R. Bard markets the Femostop compression arch, a cuff that imposes pressure on the access site. Several new collagen-based closure devices have been developed in response to the need for improved methods of arterial access site closure following catheterization procedures. These collagen plug devices are delivered through a sheath and placed at the site of the femoral artery puncture. These collagen plugs rely on the body's clotting function, which is enhanced by the presence of collagen, and may still require external pressure to achieve closure of the arterial access site. In contrast, the Company's percutaneous vascular surgery products provide a mechanical suture closure which aids in the natural healing process and, like open surgical repair, do not rely on the body's clotting function. Datascope and Kensey Nash have received PMA approval from the FDA for products that use collagen plugs to achieve hemostasis. American Home Products has exclusive worldwide distribution rights to the Kensey Nash device. Several other companies are reported to be developing or have tried to develop arterial closure devices, some of which have an established presence in the field of interventional cardiology, including Boston Scientific Corporation, C.R. Bard, Schneider (a subsidiary of Pfizer, Inc.), United States Surgical Corporation and Guidant Corporation. In addition, several companies are developing fibrin sealants for use as arterial access site closure devices. The Company believes that the primary competitive factors in the market for arterial closure devices are clinical need, complication rates, efficacy, time to patient ambulation and discharge, ease of use and price. In addition, the length of time required for products to be developed and to receive regulatory and, in some cases, reimbursement approval are important competitive factors.

    Competition in the market for conventional and emerging minimally invasive CABG surgical devices is also intense and is also expected to increase. In September 1997, United States Surgical Corporation received FDA approval to market an anastomosis device. The Company believes that other companies, including major interventional cardiology device companies focused on both the conventional and minimally invasive CABG markets, are currently attempting to develop anastomosis devices.

    Many of the Company's competitors have substantially greater name recognition and financial resources than the Company and also have greater resources and expertise in the areas of research and development, manufacturing, marketing and regulatory affairs. There can be no assurance that the Company's competitors will not succeed in developing and marketing technologies and products that are more effective than those developed and marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. Additionally, there is no assurance that the Company will be able to compete effectively against such competitors in terms of manufacturing, marketing and sales. Also, there can be no assurance that the Company's products will be able to demonstrate clinical efficacy or cost effectiveness advantages over competing products, or that clinical trials will demonstrate such advantages.

    In addition, the medical device market is generally characterized by rapid and significant technological change and frequent emergence of new technologies, products and procedures. There can be no assurance that any such new technologies, products or procedures will not reduce the number of coronary catheterization or CABG procedures performed. The Company's success will also depend in part on its ability to respond quickly to medical and technological changes through the development and introduction of new products. Product development involves a high degree of risk and there can be no assurance that the Company's new product development efforts will result in any commercially successful products. The Company believes it competes favorably with respect to these factors, although there is no assurance that it will be able to continue to do so. See "Risk Factors -- Competition and Risk of Technological Obsolescence."

PATENTS AND PROPRIETARY RIGHTS

    Perclose's policy is to protect its proprietary position by, among other methods, filing United States and foreign patent applications to protect technology, inventions and improvements that are important to its business. The Company has three issued United States patents covering certain aspects of the percutaneous suturing technology used in the Company's PVS products and has exclusive licenses under two additional issued patents relating to a different method of percutaneous suturing not currently employed by the Company's products. The Company has seven United States patent applications pending in the areas of device design, percutaneous suturing for vascular puncture sites and accessory devices. The Company has also licensed, on a nonexclusive basis, certain coating technology used in its products. Under the license, the Company is obligated to pay royalties on sales of products using this coating technology. The Company has filed two United States patent applications covering its anastomosis products and intends to file additional patents in the future. The Company has also filed several international patent applications corresponding to certain of its United States patent applications.

    The patent positions of medical device companies, including those of the Company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application either can be denied or significantly reduced before or after the patent is issued. Consequently, there can be no assurance that any patent applications will result in the issuance of patents, or that the Company's issued or any future patents will provide significant protection or commercial advantage or will not be circumvented by others. Since patent applications are secret until patents are issued in the United States or corresponding applications are published in international countries, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, the Company cannot be certain that it was the first to make the inventions covered by each of its pending patent applications or that it was the first to file patent applications for such inventions. There can be no assurance that patents held by or licensed to the Company or any patents that may be issued as a result of the Company's pending or future patent applications will be of commercial benefit, afford the Company adequate protection from competing products or technologies or will not be challenged by competitors or others or declared invalid. Also, there can be no assurance that the Company will have the financial resources to defend its patents from infringement or claims of invalidity.

    In the event a third party has also filed a patent application relating to an invention claimed in a Company patent application, the Company may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that any patents issued to the Company would be held valid by a court of competent jurisdiction.

    The Company relies upon trade secret protection for certain unpatented aspects of other proprietary technology. There is no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, others will not otherwise gain access to the Company's proprietary technology or disclose such technology, or the Company can meaningfully protect its trade secrets.

    The Company typically requires its employees and consultants to execute appropriate confidentiality and proprietary information agreements upon the commencement of an employment or a consulting relationship with the Company. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company; however, certain of the Company's agreements with consultants, who typically are employed on a full-time basis by academic institutions or hospitals, do not contain assignment of invention provisions. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company in the event of unauthorized use, transfer or disclosure of such information or inventions. See "Risk Factors -- Reliance on Patents and Protection of Proprietary Technology."

GOVERNMENT REGULATION

    UNITED STATES REGULATION

    The Company's products are regulated in the United States as "medical devices" by the FDA under the Federal Food, Drug, and Cosmetic Act ("FDC Act") and require premarket clearance or approval by the FDA prior to commercialization. In addition, certain material changes or modifications to medical devices also are subject to FDA review and clearance or approval. Pursuant to the FDC Act, the FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices in the United States. Noncompliance with applicable requirements can result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, and criminal prosecution. Medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to GMPs). Class II devices are subject to general controls and to special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have not been found substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class I and Class II devices. A PMA application must be filed if the proposed device is not substantially equivalent to a legally marketed predicate device or if it is a preamendment Class III device (i.e. one that has been in commercial distribution since before May 28, 1976) for which the FDA has called for such applications.

    If human clinical trials of a device are required and if the device presents a "significant risk," the manufacturer or the distributor of the device is required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and, possibly, mechanical testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the agency. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such costs do not exceed recovery of the costs of manufacture, research, development and handling. The clinical trials must be conducted under the auspices of an independent institutional review board ("IRB") established pursuant to FDA regulations.

    Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification or approval of a PMA application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent" to a "predicate device" which is a legally marketed Class I or Class II device or to a preamendment Class III device for which the FDA has not called for PMAs, the manufacturer or distributor may seek clearance from the FDA to market the device by submitting a 510(k) notification. The 510(k) notification may need to be supported by appropriate data, including clinical data, establishing the claim of substantial equivalence to the satisfaction of the FDA. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence.

    Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. No law or regulation specifies the time limit by which the FDA must respond to a 510(k) notification. At this time, the Company believes that the FDA typically responds to the submission of a 510(k) notification within 90 to 120 days, although it can take longer. An FDA order may declare that the device is substantially equivalent to another legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may determine that the proposed device is not substantially equivalent or require further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information could delay market introduction of the products that are the subject of the 510(k) notification.

    If a manufacturer or distributor of medical devices cannot establish that a proposed device is substantially equivalent to a predicate device, the manufacturer or distributor must seek premarket approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including preclinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will "file" the application. Under the FDC Act, the FDA has 180 days to review a PMA application, although the review of such an application more often occurs over a protracted time period, and generally takes more than one year or more from the date of filing to complete.

    The PMA application approval process can be expensive, uncertain and lengthy. A number of devices for which premarket approval has been sought have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the submission. During the review period, an advisory committee likely will be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the FDA's GMP requirements prior to approval of an application. If granted, the approval of the PMA application may include significant limitations on the indicated uses for which a product may be marketed.

    In April 1997, the Company received PMA approval for commercial sale in the United States of its Prostar 9F and 11F products. In November 1997, the Company received PMA supplement approval for commercial sale in the United States of its Techstar 6F and Techstar XL 6F products. In June 1997, the Company submitted to the FDA a PMA supplement for the Prostar Plus 8F and 10F and Prostar XL 8F products for sale in the United States. There can be no assurance that the Company will be able to obtain further PMA application or PMA supplement approvals to market its products, or any other products, on a timely basis, if at all, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

    In August 1997, a competitor of the Company petitioned the FDA for review of the PMA approval granted to the Prostar 9F and 11F products. The petition was filed pursuant to a provision of the FDC Act permitting any interested party to initiate a process by which the FDA may review an approval order and may issue an order affirming, reversing or modifying the approval. To the Company's knowledge, the FDA has conducted a review pursuant to this provision only twice since the enactment of the Medical Device Amendments of 1976. The Company responded to the petition by submitting comments in September 1997 arguing that the FDA should deny it. No assurance can be given that the FDA will not conduct a review of the PMA approval granted to the Prostar 9F and 11F products, nor can assurance be given that the FDA will not, after such review, issue an order reversing or unfavorably modifying the original PMA approval. Any such action by the FDA would have a material adverse effect on the Company.


    The Company is also required to register as a medical device manufacturer with the FDA and state agencies, such as the CDHS, and to list its products with the FDA. The Company has been inspected by both the FDA and the CDHS for compliance with the FDA's QS Reg. and other applicable regulations that require the Company to manufacture its products according to elaborate testing, control activities documentation and other quality assurance procedures. Further, the Company is required to comply with various FDA requirements for design, safety, advertising and labeling. In June 1995, the Company's Menlo Park, California facility was inspected by the CDHS, and the Company was subsequently granted a California medical device manufacturing license.

    The Company is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. If the FDA believes that a company is not in compliance with the law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the company, its officers and its employees. Failure to comply with the regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

    The advertising of most FDA-regulated products is subject to both FDA and Federal Trade Commission jurisdiction. The Company also is subject to regulation by the Occupational Safety and Health Administration and by other governmental entities.

    Regulations regarding the manufacture and sale of the Company's products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business, financial condition or results of operations. See "Risk Factors -- Government Regulation."

    INTERNATIONAL REGULATION

    International sales of the Company's products are subject to the regulatory agency product registration requirements of each country. The regulatory review process varies from country to country. The Company's distributors have obtained regulatory approval in several international markets. At this time, the Prostar 8F and 10F and the Techstar 6F, 7F and 6FS products are being marketed in Germany, France, Japan and other major countries under regulatory approvals where required.

    Commercial sales of medical devices, including the Company's PVS products, in member countries of the European Union require the manufacturer to obtain the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In July 1996, the Company received CE mark certification for its Techstar and Prostar PVS products. In connection with CE mark certification, the Company received ISO 9001 qualification of its manufacturing and quality assurance processes. Certification under the ISO 9000 series of standards is one of the CE mark certification requirements.

    The Company, through its Japanese distributor, has received regulatory approval for commercial sale of its products in Japan and has commenced clinical trials in Japan that will form the basis of an application for reimbursement approvals in the Japanese health care system. The Company's distributor will be responsible for management of clinical trials and obtaining reimbursement approval for the Prostar and Techstar products in Japan. There can be no assurance such approvals will be obtained in a timely manner or at all. See "Risk Factors -- Government Regulation."

THIRD-PARTY REIMBURSEMENT

    In the United States, health care providers, such as hospitals and physicians that purchase medical devices such as the Company's products, generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of therapeutic and diagnostic catheterization procedures. Reimbursement for catheterization procedures performed using devices that have received FDA approval has generally been available in the United States. The Company anticipates that in a prospective payment system, such as the DRG system utilized by Medicare, and in many managed care systems used by private health care payors, the cost of the Company's products will be incorporated into the overall cost of the procedure and that there will be no separate, additional reimbursement for the Company's products. The Company anticipates that hospital administrators and physicians will justify the additional cost of an arterial access site closure device by the attendant cost savings and clinical benefits derived from the use of the Company's products.

    Separate reimbursement for the Company's products is not expected to be available in the United States and there can be no assurance that reimbursement for the Company's products will be available in international markets under either governmental or private reimbursement systems. Furthermore, the Company could be adversely affected by changes in reimbursement policies of governmental or private health care payors, particularly to the extent any such changes affect reimbursement for therapeutic or diagnostic catheterization procedures in which the Company's products are used. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures could have a material adverse effect on the Company's business, financial condition and results of operations.

    In international markets, market acceptance of the Company's products may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. However, in general, hospitals using the Company's products do not receive specific, cost-based, direct reimbursement for the use of Perclose PVS products. Reimbursement and health care payment systems in international markets vary significantly by country. The main types of health care payment systems in international markets are government sponsored health care and private insurance. Countries with government sponsored health care, such as the United Kingdom, have a centralized, nationalized health care system. New devices are brought into the system through negotiations between departments at individual hospitals at the time of budgeting. In most foreign countries, there are also private insurance systems that may offer payments for alternative therapies. Although not as prevalent as in the United States, health maintenance organizations are emerging in certain European countries. Currently, users of the Company's products in Germany have obtained reimbursement from certain private payors. The Company's products have also been purchased by hospitals in nationalized systems in the United Kingdom and Canada. The Company received governmental reimbursement approvals for private hospitals in France that were subsequently withdrawn in October 1996. The Company is attempting to restore its reimbursement approvals with the French health care regulatory authorities. In Japan, the Company is currently undertaking a clinical study to support governmental reimbursement approvals. The Company may not receive reimbursement approvals in Japan in a timely manner, or at all. The Company may seek additional international reimbursement approvals, although there can be no assurance that any such approvals will be obtained in a timely manner, or at all, and failure to receive additional international reimbursement approvals could have an adverse effect on market acceptance of the Company's products in the international markets in which such approvals are sought. See "Risk Factors -- Uncertainty of Third-Party Reimbursement."

PRODUCT LIABILITY AND INSURANCE

    The Company's business involves the risk of product liability claims. The Company has not experienced any product liability claims to date. Although the Company maintains product liability insurance, there can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a material adverse effect on the Company, or that such insurance will be available on commercially reasonable terms or at all.

EMPLOYEES

    As of September 30, 1997, the Company had 136 full-time employees. Approximately 14 persons were engaged in research and development activities, 57 persons were engaged in manufacturing and manufacturing engineering, 14 persons were engaged in quality assurance and regulatory affairs, 39 persons were engaged in sales and marketing and 12 persons were engaged in general and administrative functions. No employees are covered by collective bargaining agreements, and the Company believes it maintains good relations with its employees. The Company is dependent upon a number of key management and technical personnel, and the loss of services of one or more key employees could have a material adverse effect on the Company.

FACILITIES

    The Company leases an approximately 31,000 square foot facility in Menlo Park, California. This facility includes an environmentally controlled, Class 10,000 clean room for device assembly together with warehouse, laboratory and office space. The facility is leased under three separate leases which expire at various times between September 1998 and March 1999. The Company is currently negotiating an extension of its existing leases and is evaluating relocating to a larger facility in 1999. The Company believes it will be able to satisfy its facilities requirements on commercially reasonable terms.

LEGAL PROCEEDINGS

    The Company is not a party to any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages as of September 30, 1997 are as follows:

NAME                                              AGE                                 POSITION
--------------------------------------------      ---      --------------------------------------------------------------
John B. Simpson, Ph.D., M.D.(1)(5)..........          53   Chairman of the Board
Henry A. Plain, Jr.(5)......................          39   President, Chief Executive Officer and Director
Randolph E. Campbell........................          40   Vice President of Operations
Ronald W. Songer............................          40   Vice President of Research and Development
Kenneth E. Ludlum...........................          44   Vice President of Finance and Administration and Chief
                                                           Financial Officer
Coy F. Blevins..............................          49   Vice President of United States Sales
John G. McCutcheon..........................          37   Vice President of Marketing and International Sales
Vaughn D. Bryson(1)(5)......................          59   Director
Michael L. Eagle(2)(3)......................          50   Director
Serge Lashutka(3)...........................          50   Director
James W. Vetter, M.D.(4)....................          40   Director
Mark A. Wan(1)(2)(4)........................          32   Director

---------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Class I director (defined below)

(4) Class II director (defined below)

(5) Class III director (defined below)

    DR. SIMPSON co-founded Perclose in March 1992 and has served as Chairman of the Board since the Company's inception. He has served as a Staff Cardiologist at Sequoia Hospital in Redwood City, California since 1981. Dr. Simpson is a professor of clinical medicine at Stanford University. Dr. Simpson founded Advanced Cardiovascular Systems, Inc. ("ACS") in 1978 and Devices for Vascular Intervention, Inc. ("DVI") in 1984, each of which are currently divisions of Guidant Corporation. Dr. Simpson is a director of several privately held companies. Dr. Simpson holds a B.S. in Agriculture from Ohio State University, a Ph.D. in Biomedical Sciences from the University of Texas at Houston and an M.D. from Duke University.

    MR. PLAIN joined Perclose in February 1993 as President and Chief Executive Officer and a member of the Company's board of directors. From 1981 until joining the Company, Mr. Plain held various management positions in the pharmaceutical, agricultural and medical device units of Eli Lilly and Company ("Lilly"), a diversified pharmaceutical and medical products company, including Director of Marketing at DVI, then a subsidiary of Lilly, from 1991 to 1992. Mr. Plain holds a B.S. in Finance from the University of Missouri.

    MR. BLEVINS joined Perclose as Director of U.S. Sales in January 1994 and was promoted to Vice President, U.S. Sales in July 1996. From 1990 through 1993, Mr. Blevins was a Regional Sales Manager with DVI. Prior to 1990, Mr. Blevins held various sales and sales management positions at Baxter Healthcare, Inc. Mr. Blevins holds a B.S. in Accounting from Baylor University.

    MR. CAMPBELL joined Perclose in January 1994 as Vice President of Operations. From 1986 until joining the Company, Mr. Campbell held various management positions at DVI, serving most recently as Director of Manufacturing Engineering from 1992 to 1994 and previously as Director of Product Development from 1990 to 1992. Mr. Campbell holds a B.S. in Chemical Engineering from the University of California at Berkeley.

    MR. LUDLUM joined Perclose as Vice President of Finance and Administration and Chief Financial Officer in May 1996. From November 1995 until joining Perclose, Mr. Ludlum was an independent business and financial consultant to health care and high growth companies. From November 1993 to November 1995, Mr. Ludlum was Vice President, Finance & Administration and Chief Financial Officer of RiboGene, Inc., a biopharmaceutical company. From December 1991 to November 1993, Mr. Ludlum was Vice President, Finance and Administration, Treasurer, Chief Financial Officer and Secretary of Alteon Inc., a publicly traded biopharmaceutical company developing therapies for diabetes. From 1986 to 1991, Mr. Ludlum held various positions with Montgomery Securities in the health care finance group. Mr. Ludlum holds a B.S. in business from Lehigh University and an M.B.A. from Columbia Business School.

    MR. MCCUTCHEON joined Perclose in January 1994 as Director of Marketing. In July 1996, Mr. McCutcheon was promoted to Vice President, Marketing and in July 1997 was promoted to Vice President of Marketing and International Sales. From 1992 until joining the Company, Mr. McCutcheon was a Marketing Manager at DVI. From 1985 to 1992, Mr. McCutcheon held positions in sales and marketing with the Bentley Laboratories Division of Baxter Healthcare Corporation. Mr. McCutcheon holds a B.A. in Economics and in Psychology and an M.B.A., both from the University of California, Los Angeles.

    MR. SONGER joined Perclose in April 1993 as Vice President of Research and Development. From 1990 until joining Perclose, Mr. Songer was Director of Catheter Systems Research and Development for the Spectranetics Corporation, a manufacturer of laser atherectomy systems. Prior to joining Spectranetics, Mr. Songer was Manager of Research and Development for the movable wire systems unit of ACS. Mr. Songer holds a B.S. in Nuclear Engineering from the University of California at Santa Barbara and an M.S. in Mechanical Engineering from the University of California at Berkeley.

    MR. BRYSON has served as a Director of Perclose since January 1995. Mr. Bryson is President of Life Science Advisors, a consulting firm focused on assisting biopharmaceutical and medical device firms in building shareholder value. From April 1994 to December 1996, Mr. Bryson served as Vice Chairman of Vector Securities International, an investment bank. For 32 years, Mr. Bryson was an employee of Lilly, where he served as Executive Vice President from 1986 until October 1991 and President and Chief Executive Officer from November 1991 to June 1993. He was a director of Lilly from 1984 until his retirement in 1993. Mr. Bryson is a director of Ariad Pharmaceuticals, Chiron Corporation, Endo Vascular Technologies, Fusion Medical Technologies, NaPro Bio Therapeutics and Quintiles Transnational Corporation.

    MR. EAGLE has served as a Director of Perclose since September 1996. He has held various management positions in Lilly's pharmaceutical and medical device units since 1983 and currently serves as Vice President, Manufacturing. From June 1993 until January 1994, he served as Vice President of pharmaceutical manufacturing for Lilly and from January 1991 until June 1993 he served as Vice President of the vascular intervention component of the Medical Devices and Diagnostics Division of Lilly. From 1988 to 1991, Mr. Eagle was President and Chief Executive Officer of IVAC Corporation, a Lilly subsidiary. From 1983 to 1988, he held various positions with ACS, a former Lilly subsidiary, serving most recently as Senior Vice President of Manufacturing from 1985 to 1988. Mr. Eagle holds a B.S. in Mechanical Engineering from GMI Engineering and Management Institute and an M.S. in Industrial Administration from Purdue University.

    MR. LASHUTKA has served as a Director of Perclose since September 1996. He is currently a Manager of Organizational Development of Unocal Corporation, a major oil, gas and chemical company. From 1993 to 1996, Mr. Lashutka was Director, Organization Development, and Senior Consultant of Pacific Health Systems, Inc., a managed health care organization. From 1979 to 1993, he was Manager of the Organization Effectiveness Department at the Kaiser Permanente Medical Care Program, a major managed health care organization operating in California. Mr. Lashutka holds a B.A. from Ohio State University, an M.A. in Psychology from the United States International University and an M.B.A. from the University of California at Berkeley.

    DR. VETTER is a co-founder of the Company and has served as a Director of the Company and a consultant and medical advisor to the Company since its inception. Since 1989, Dr. Vetter has served as a Staff Cardiologist at Sequoia Hospital in Redwood City, California. Dr. Vetter holds a B.A. in Biology and Chemistry from Augustana College and an M.D. from the University of Wisconsin.

    MR. WAN has served as a Director of Perclose since September 1992. He has been a General Partner of Three Arch Partners, a venture capital firm specializing in health care investments, since October 1993. From 1987 to 1993, Mr. Wan held various positions at Brentwood Associates, a venture capital firm, most recently as a General Partner. Mr. Wan has been involved in the formation of several privately held, venture capital-backed health care companies and serves as a director of several privately held companies. Mr. Wan holds a B.S. in Electrical Engineering and a B.A. in Economics from Yale University and an M.B.A. from Stanford University.

    Currently all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Company's board of directors has been divided into three classes. The terms of office of the Company's Class I, Class II and Class III directors expire on the annual meetings of stockholders in 1999, 2000, and 1998 respectively. The board of directors has a compensation committee, which establishes compensation policies and is responsible for determinations regarding cash and equity compensation for executive officers, and an audit committee, which is responsible for reviewing the scope of and work performed by the Company's independent auditors. Officers are elected by and serve at the discretion of the board of directors. There are no family relationships among the directors or officers of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Piper Jaffray Inc., have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


                                                                                    NUMBER OF
                                   UNDERWRITER                                       SHARES
---------------------------------------------------------------------------------  -----------
BT Alex. Brown Incorporated......................................................      480,000
Piper Jaffray Inc................................................................      320,000
J.P. Morgan Securities Inc.......................................................       50,000
UBS Securities LLC...............................................................       50,000
Vector Securities International, Inc.............................................       50,000
Wessels, Arnold & Henderson, L.L.C...............................................       50,000
                                                                                   -----------
Total............................................................................    1,000,000
                                                                                   -----------
                                                                                   -----------


    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.


    The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.72 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives.


    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,000,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,000,000 shares are being offered.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The Company, its executive officers and directors have agreed not to offer, sell, pledge, contract to sell, or otherwise dispose of any Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of BT Alex. Brown Incorporated.

    The Underwriters have advised the Company that, as permitted by Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or dealer in connection with the offering if the Common Stock originally sold by such Underwriter or dealer is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or dealer. The Underwriters have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    As permitted by Rule 103 of Regulation M under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock on the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that: (i) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, or 200 shares, whichever is greater; (ii) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers; and (iii) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California. As of the date of this Prospectus, members of Wilson Sonsini Goodrich & Rosati, Professional Corporation who have represented the Company in connection with this offering, beneficially own 3,005 shares of the Company's Common Stock. J. Casey McGlynn is Secretary of the Company and a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                    EXPERTS

    The financial statements of Perclose, Inc. incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's World Wide Web site.

    Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such contract or document filed as an exhibit to the Registration Statement.

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    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER
TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Incorporation of Certain Documents by
  Reference....................................           2
Prospectus Summary.............................           3
Risk Factors...................................           6
The Company....................................          14
Use of Proceeds................................          14
Price Range of Common Stock and Dividend
  Policy.......................................          14
Capitalization.................................          15
Selected Financial Data........................          16
Business.......................................          17
Management.....................................          32
Underwriting...................................          35
Legal Matters..................................          36
Experts........................................          36
Available Information..........................          36

                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS
                                  ------------

                                 BT ALEX. BROWN

                               PIPER JAFFRAY INC.


                               November 20, 1997


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